Commission File Number 0-5680
                                BURKE MILLS, INC.
                     IRS EMPLER IDENTIFICATION (56-0506342)
                                 NORTH CAROLINA

                            191 Sterling Street, N.W.
                          Valdese, North Carolina 28690
                                 (828) 874-6341

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

ATTENTION: Mr. Michael Moran

REF:     SUPPLEMENTAL INFORMATION PER SEC LETTER OF  DECEMBER 19, 2007

         BURKE MILLS, INC.
         FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
         FILED APRIL 13, 2007
         FILE NO. 000-05680

Dear Sirs:

The following supplemental information is being provided to you as follow up to your December, 2007 letter from Michael Moran, Accounting Branch Chief. For greater clarification, our comments follow each item in your letter and are noted as "Burke's Response" and "Revised Disclosure Will Be As Follows". Additionally, a company acknowledgement statement is attached (Attachment A) per your guidelines.

FORM 10-k FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

General

1. We note that during our prior review of your January 1, 2005, Form 10-K that responses to our comment letter dated July 8, 2005, were not uploaded to Edgar. We reissue our request that you please file your response on Edgar.

Burke's Response:
----------------
Our responses to the comment letter dated July 8, 2005 were filed on August 9, 2005 on Edgar as a supplement document instead of a correspondence file.

Critical Accounting Policies and Estimates, page 16

2. Please provide quantitative analysis with your discussion of critical accounting policies. For example, you should disclose the period end balances of liabilities associated with self funded employee claims and discuss any significant additions and changes to the balances. With respect to inventory reserves you should disclose the amount of reserves recorded at each balance sheet date, additions to and utilization of the reserve for each period, and the reasons for any significant changes.

Burke's Response:
----------------
The Company will provide the above requested information in the next filing.

Statement of Operations, page 25

3. We note that commission revenue accounts for more than 10% of total revenues in 2006. Please tell us why you have not presented sales separately for commission revenues as it appears that you are providing a service rather than selling tangible products. See Regulation S-X Rule 5-03(b).


                                   Page 1 of 3

Burke's Response:
----------------

The Company has viewed its operations as adding value to yarn whether the yarn was purchased by the company or the customer.

The company will list commission sales separately on the next filing.

Notes Receivable, page 32

4. In future filings please revise your disclosures to include Schedule II - Valuation and Qualifying Accounts. Please include in the schedule your reserves activity, balances and additions, subtractions and adjustments, with regards to your allowance for doubtful accounts and sales returns. We are aware a similar comment was issued in a comment letter dated July 8, 2005, we are unable to locate a response on Edgar or identify where in your current document you have included this schedule. Reference is made to Regulation S-X 5-04(c).

Burke's Response:
----------------
The Company had included Schedule II in its filing for year ended December 31, 2005. In the filing for year ended December 30, 2006 the Schedule II was omitted because the balances were shown in other areas of the 10K. The Company will include Schedule II in future filings.

Other Commitments, page 37

5. Please present a table showing year-end self-insurance reserve balances and additions, subtractions and adjustments made during the year. You may provide such information in the notes to your financial statements or as part of your analysis of reserve accounts included in Schedule II.

Burke's Response:
----------------
The  Company  will  provide  in  future  filings  a  table  showing   year-ended
self-insurance reserve balances and additions, subtractions and adjustments as requested.





By:

/s/Humayun N. Shaikh                              Date:  ____January 11, 2008__
--------------------
Humayun N. Shaikh
Chairman and CEO



/s/Thomas I. Nail                                 Date:  ____January 11, 2008__
-----------------
Thomas I. Nail
President and CFO
















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                                  ATTACHMENT A

                                BURKE MILLS, INC.

                     STATEMENT OF COMPLICANCE TO SEC FILINGS
                  AS REQUIRED UNDER THE SECURITIES ACT OF 1934


Burke Mills, Inc. acknowledges that it is responsible for the adequacy and accuracy of disclosures in SEC filings, and further to ensure that filings include all information required under the Securities Act of 1934 to provide all information investors require for an informed investment decision.

Additionally, staff comments or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to filings. And summarily, Burke Mills, Inc. may not assert staff comments as a defense in any proceedings initiated the SEC or any person under the federal securities laws of the United States.


















































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